Un Monde International Ltd.

5689 Condor Place

Mississauga, ON L5V 2J4, Canada

Westgate Mall

September 6, 2022

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Lewis or Robert Telewicz

Re:	Un Monde International Ltd.
Amendment No. 8 to Registration Statement on Form 10-12G
Filed August 29, 2022
File No. 000-56328

Ladies and Gentlemen:

Set forth below is the response for Un Monde International Ltd. (“we,” “us,” “our” or the “Company”) to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 1, 2022, with respect to our Form 10-12(g), Amendment No. 8 filled on August 29, 2022.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 8

1.	We note that your evaluation of disclosure controls and procedures addresses your internal control over financial reporting pursuant to Item 308 of Regulation S-K but not your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. As such, please revise your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we added additional disclosures regarding the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report under Item 9A as follows:

Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021 due to the material weaknesses in our internal control over financial reporting, which are described below.

If you have any questions or comments concerning this response, please call Jimmy Lee, our company consultant, at (347) 688 -3318 or email Mr. Lee at bnpassociatesintl@gmail.com.

Sincerely,

Un Monde International Ltd.

By:	/s/ Ci Zhang
Ci Zhang
Chief Executive Officer and Chief Financial Officer